November 8, 2002

To our shareholders:

We are back! What a difference a year makes. Last year, we reported the largest loss ($458 million) in our history in the third quarter. This year, in the third quarter, we reported the largest quarterly profit ($281 million) in our history. Our gross premiums written are up 22% in the first nine months of 2002 while our net premiums written are up 33%. The combined ratio for the first nine months was 103.3%. If you drill a little deeper, it gets even better, as the table below shows.

	Year to date
	September 30, 2002
	Combined	Net Premiums
	Ratio	Written
	(%)	(% change)

Canadian Insurance Companies
Commonwealth	93.5	+212
Federated	94.8	+18
Lombard	98.7	+24
Markel	97.1	+60

Total	97.4	+54

U.S. Insurance Companies
Crum & Forster	104.0	+61 *
TIG — Total	111.2	-14 *
— Continuing	104.2	+50
— Discontinued	120.0	-58

Total	108.2	+11

Reinsurance — Odyssey Re	99.2	+67

Total Fairfax	103.3	+33

*	+13% for Crum & Forster and -22% for TIG including ceded reinsurance premiums in 2001

In my letter to you last year and in our annual report, I said that in this hard market, we would expand our business significantly, keep more of it and get our combined ratios below 100%. This is exactly what has happened at our Canadian insurance companies and OdysseyRe. At Crum & Forster, the continuing improvements resulted in an excellent third quarter — net premiums written were up 35% (including ceded reinsurance premiums in 2001) and the combined ratio was 102.6% — and we are well on our way to meeting our combined ratio objectives.

At TIG, consistent with our expectations as discussed in our 2001 annual report and our first quarter 2002 report, net premiums written dropped by 14% in the first nine months because of TIG’s exit from a significant part of its program business written through MGAs. Excluding this discontinued business, net premiums written were up 50% and the combined ratio was 104.2% for the first nine months of 2002. TIG is the only one of our companies that has failed to achieve our objectives but, rest assured, it will, albeit from a smaller base.

While our underwriting operations were strong and benefitting from the hard market, the left hand side of our balance sheet also continued to be very strong. We made realized gains of $592 million in the first nine months of 2002 while ending the quarter with an unrealized gain of $227 million in bonds and with unrealized common stock gains maintaining their end of 2001 level around $95 million. Notwithstanding the significant drop in equity markets in 2002, the total return for the portfolio in the first nine months was 10.0%. At September 30, 2002, our

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investment portfolio had $2.6 billion in cash (16% of the portfolio), 56% of the bond portfolio was in government bonds (mainly U.S. treasuries) and only 7% of the portfolio was in common stock (excluding Hub, Zenith National and Advent).

In the last few years, we have protected our investment portfolio from a 1 in 50 year or 1 in 100 year stock market decline, not unlike the catastrophe protection we buy for our insurance operations. This protection has served us well as U.S. and European stock markets have declined by approximately 50% from their highs. Many insurance companies, particularly European, have had significant declines in net worth because of their equity exposures.

Our investment portfolio has benefitted as throughout the market “bubble”, we had no stock or bond investments in telecoms, techs or the various high fliers like Enron or Tyco. Our bond portfolios have benefitted from being of very high quality, having to a large extent two maturity dates (put bonds) and not having “reached for yield”. “Reaching for yield” has been magnified by the focus in the P&C industry on “operating” income as opposed to “net” income. Thus, many insurance companies have recently had significant growth in “operating” income but have reported little “net” income or even losses because of realized investment losses. We have always focused on growing book value through net income from all sources. The P&C industry focus on “operating” income has perhaps also led insurers to underwrite credit derivatives (like credit default swaps) and other risky financial products, which it is our policy to avoid.

So, are we still concerned about the 1 in 50 / 100 year stock market decline? A major stock market decline has already taken place — this is why our S&P 500 put position has dropped from US$1.1 billion to US$400 million. However, we still see major risks in the broad market indices and in the U.S. economy. Why? Two major reasons:

1.	In spite of the S&P 500 being down almost 50% from its high, it is still selling at around 20 times earnings and about 3.5 times book value. Optimism abounds in the stock market and investors continue to focus on the long term irrespective of price.

2.	Short-term interest rates have dropped dramatically in 2001/2002 to 40 year lows and yet business conditions, with the exception of housing and autos, continue to be weak. It seems to us that the Federal Reserve may have exhausted its ammunition to prolong the economic cycle any further.

We think the risks that we have discussed in our annual reports (a run on mutual funds, bonds collateralized with consumer debt) and the more recent ones, including rising unfunded pension liabilities, continue to be very significant. Having said that, as long-term value oriented investors, these financial markets (where fundamental analysis is again very important) are markets in which we have historically excelled — and we have more than $1,100 per share of investments to work with!

An update on three significant potential risks that we have discussed in our annual report:

1.	Reinsurance Recoverables. Utilizing our expertise at TRG, we continuously review this exposure and we continue to feel comfortable that we will fully recover our net reinsurance recoverable. Details of our top 50 reinsurers were listed on page 76 in our 2001 annual report. One that recently has been a concern for many analysts is Gerling Global. The net recoverable of $134.5 million as of December 31, 2001 has been reduced to $77.2 million due to additional security obtained in 2002. This balance is largely recoverable from Gerling Global (U.S.), which had statutory surplus of US$335 million at June 30, 2002, or from a Gerling Global branch where regulators require the maintenance of trust funds. Also, we have purchased some high quality credit protection on reinsurers we have concerns about. In spite of the tough times in 2002, we have not had and do not expect to have any problems in this area.

2.	Deferred Tax Asset. This has come down by $141 million in the first nine months of 2002. We continue to feel confident that the balance will be realized from future profitable operations.

3.	Asbestos Liabilities. In our annual report, asbestos liabilities are discussed in some detail beginning on page 73, and our meaningful reinsurance protection is discussed on page 79. Recognizing that this continues to be a developing area, we are comfortable with the outstanding expertise we have at TRG where these liabilities are actively reviewed.

Two other areas which have recently been the object of investor concern for companies generally are the effect on earnings of expensing stock options and the existence of unfunded liabilities under defined benefit pension plans. Neither of these is an area of significance for Fairfax. As to the first, Fairfax has never issued treasury stock options and has always expensed the cost of its stock incentives over the term of the incentives. As to the other, Fairfax has only limited ongoing defined benefit plans throughout the group. Taken in the aggregate, the approximately $400 million of assets in these plans are close to 90% invested in cash and fixed income securities, expected rates of return are less than 7% and there is a minimal unfunded liability.

In our third quarter 2002 quarterly report, we state once again that our company’s objective is to maintain cash, short-term investments and marketable securities in the holding company of at least five times the company’s annual interest expense until the company’s consolidated combined ratio comes down below 105% and its earnings cover its annual interest expense by five times. While we have achieved these combined ratio and earnings coverage tests for the nine months to September 30, 2002, it is still our objective to maintain approximately $500 million in cash and investments in the holding company at year end 2002. Subject to this objective, we will continue to buy back our stock and bonds as we have done in the first nine months of 2002.

As discussed in our annual meeting and confirmed at our July 9 investor meeting in New York, we expect to list Fairfax shares on the NYSE on December 18. Like most Canadian interlisted companies, we will continue to express our accounts in Canadian dollars and use Canadian GAAP, with U.S. GAAP reconciliations disclosed every quarter. Given the NYSE listing, we plan to have an annual investor meeting in New York.

I have given you an update on all the relevant factors that affect Fairfax with no comments yet on the current stock price. Even though you know we have never paid much attention to short-term stock prices, I must say that I never thought that our stock price would fall as low as it has in 2002. For the first time in 17 years, I and our directors and key officers, after Fairfax pre-announced its realized gains, bought as many shares as we could afford (and then some!). There is nothing more we could do to let you, our long-term shareholders, know that we felt Fairfax’s current stock price was ridiculously undervalued. We continue to feel that Fairfax’s time has come and your patience will be rewarded as we reap the benefits of the hard cycle, our focus on combined ratios and our disciplined long-term value approach to investing.

V. Prem Watsa

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